Exhibit 12.1

WISCONSIN PUBLIC SERVICE CORPORATION

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Nine Months
	Ended	Twelve Months Ended
(Millions, except ratios)	09/30/17	12/31/16	12/31/15	12/31/14	12/31/13	12/31/12

EARNINGS
Pre-tax income *	$214.6	$243.5	$198.7	$224.0	$217.7	$195.5

FIXED CHARGES
Interest expense	41.2	48.1	53.5	57.4	43.7	42.5
Capitalized interest	1.2	8.1	6.1	4.6	3.8	0.9
Estimated interest component of rentals	1.7	1.9	1.2	1.5	1.4	1.4
Total fixed charges as defined	44.1	58.1	60.8	63.5	48.9	44.8

Total earnings as defined	$258.7	$301.6	$259.5	$287.5	$266.6	$240.3

RATIO OF EARNINGS TO FIXED CHARGES	5.9x	5.2x	4.3x	4.5x	5.5x	5.4x

*	Pre-tax income consists of income before income taxes less undistributed earnings of equity investees.